Certificate of Qualified Person
Lawrence Elgert, P.Eng.,

I, Lawrence Elgert, P.Eng., do hereby certify that:

1. I am currently employed as a Principal Mining Engineer with:
   AGP Mining Consultants Inc.
   Suite 246-132K Commerce Park Dr.
   Barrie, ON L4N 0Z7, Canada
2. The Technical Report to which this certificate applies is titled "*NI 43-101 Technical Report on the Mineral Resource Estimate for the Minago Nickel Project, Manitoba, Canada*" with an effective date of July 2, 2021.
3. I am a graduate of the Montana College of Mineral Science and Technology with a B.S. in Mining Engineering in 1989. I have practiced my profession in the mining industry continuously since graduation. My relevant experience includes over 30 years where I have been directly involved in mine planning and design, ore control, geomechanics, production forecasting and management, slope stability monitoring and operations, mainly for open-pit precious and base metal and coal mines. I have previous experience with respect to pit optimization studies.
4. I am a member in good standing of Engineers and Geoscientists BC (Registration Number: 29807).
5. I have read the definition of a "Qualified Person" set out in National Instrument 43-101 ("NI 43-101"), and certify that by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.
6. I did not complete a personal inspection of the Minago Project.
7. I am responsible for Section 14.3.12 of the Technical Report. I have no prior involvement with the Minago Project that is the subject of this Technical Report.
8. I am independent of Silver Elephant Mining Corp. and Flying Nickel Mining Corp. as described in Section 1.5 of NI 43-101.
9. I have read NI 43-101 and this Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
10. As of the effective date of this Technical Report, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make this Technical Report not misleading.

Effective Date: July 2, 2021
Signing Date: August 20th, 2021

[Original signed and sealed "Lawrence Elgert"]

____

Lawrence Elgert, B.S., P.Eng.,
Principal Mining Engineer, AGP Mining Consultants Inc.